Grant Date	Expires	Number	Exercise Price	Date Exercisable - the later of 4/14/2015 or the period set forth below
June 4, 2013	June 4, 2023	27,046	$1.16	Immediately
February 10, 2013	January 23, 2022	86,207	$1.16	25% vest one year after the Employment Date (January 23, 2012); ratably thereafter on the last day of the month for 36 months.
December 16, 2013	December 16, 2023	21,253	$1.16	Immediately